SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                      CRESCENDO PHARMACEUTICALS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    225637107
                                 (CUSIP NUMBER)

                        Milton Arbitrage Partners, L.L.C.
                                 56 Mason Street
                          Greenwich, Connecticut 06830

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                October 16, 2000
                          (Date of event which requires
                            filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1-(b)

      |X|  Rule 13d-1-(c)

      |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 6 Pages

CUSIP No. 225637107

1.   Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

Milton Arbitrage Partners, L.L.C.  061519218

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     a.   |_|

     b.   |_|

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

  Number of Shares   5.  Sole Voting Power 278,083 shares
    Beneficially
     Owned by        6.  Shared Voting Power 0
     Each
     Reporting       7.  Sole Dispositive Power 278,083 shares
     Person
     With            8.  Shared Dispositive Power 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person 278,083 shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row 9 5.75% of Common Stock

12.  Type of Reporting Person (See Instructions) 00


                               Page 2 of 6 Pages

CUSIP No. 225637107

Item 1(a) Name of Issuer:

Crescendo Pharmaceuticals Corporation ("Crescendo")

Item 1(b) Address of Issuer:

1454 Page Mill Road, Suite 220
P.O. Box 10454
Palo Alto, California 94303-0454

Item 2(a) Name of Person Filing:

Milton Arbitrage Partners, L.L.C. ("Milton")

Item 2(b) Address of Principal Business Office or, if none, Residence:

56 Mason Street
Greenwich, Connecticut 06830

Item 2(c) Citizenship:

Delaware

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

225637107

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                               Page 3 of 6 Pages

CUSIP No. 225637107

     a.   |_|  Broker or dealer registered under Section 15 of the Act,

     b.   |_|  Bank as defined in Section 3(a)(6) of the Act,

     c.   |_|  Insurance Company as defined in Section 3(a)(19) of the Act,

     d. |_| Investment Company registered under Section 8 of the Investment Company Act,

     e.   |_|  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

     f. |_| Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

     g. |_| Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)

     h. |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     i. |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     j.   |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4    Ownership:

     (a)  Amount Beneficially Owned:

          As of October 16, 2000, 278,083 shares of Crescendo were beneficially owned by Milton and its affiliate Milton Partners, L.P. (the "Partnership") on behalf of a number of private investment vehicles and managed accounts. As of October 20, 2000, Milton and the Partnership beneficially held 5.75% of Crescendo's Common Stock.

     (b)  Percent of Class: 5.75%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               278,083 Shares

          (ii) shared power to vote or direct the vote:

                               Page 4 of 6 Pages

CUSIP No. 225637107

          (iii) sole power to dispose or to direct the disposition of:

                278,083 shares

          (iv)  shared power to dispose or direct the disposition of:

                0

Item 5    Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable

Item 8    Identification and Classification of Members of the Group:

          Not applicable

Item 9    Notice of Dissolution of Group:

          Not applicable

Item 10   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

CUSIP No. 225637107


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 24, 2000
--------------------------------------------
Date

/s/ James E. Buck, II
--------------------------------------------
Signature


James E. Buck, II, Managing Member
--------------------------------------------
Name/Title


                               Page 6 of 6 Pages